SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34488

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

January 28, 2022

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of January 2022. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on February 22, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Calvert High Income Term Trust [File No. 811-23587]

Summary: : Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on October 29, 2021.

Applicant's Address: jbeksha@eatonvance.com.

Cascades Trust [File No. 811-04626]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Aquila Tax-Free Trust of Oregon, a series of Aquila Municipal Trust, and on June 26, 2020 made a final distribution to its shareholders based on net asset value. Expenses of $314,858 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

Filing Date: The application was filed on December 29, 2021.

Applicant's Address: info@aquilafunds.com.

Eaton Vance Income Opportunities Fund-MA [File No. 811-23572]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on October 29, 2021, and amended on January 12, 2022.

Applicant's Address: jbeksha@eatonvance.com.

NexPoint Event Driven Fund   [File No. 811-23156]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on October 14, 2021.

Applicant's Address: jon-luc.dupuy@klgates.com.

NB Crossroads Private Markets Fund VI Custody LP [File No. 811-23442]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on November 5, 2021, and amended on January 6, 2022.

Applicant's Address: corey.issing@nb.com.

Theseus U.S. Debt Fund [File No. 811-23453]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on September 21, 2021, and amended on January 14, 2022.

Applicant's Address: robert.robertson@dechert.com.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.


J. Matthew DeLesDernier
Assistant Secretary
